                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  SCHEDULE TO
                                (RULE 14D-100)

                            TENDER OFFER STATEMENT
                           Under Section 14 (D) (1)
         Or Section 13 (E) (1) Of The Securities Exchange Act Of 1934

                             HEADHUNTER.NET, INC.
                      (Name of Subject Company (Issuer))
                              CB MERGER SUB, INC.
                             CAREER HOLDINGS, INC.
                     (Names of Filing Persons (Offerors))

                    COMMON STOCK, PAR VALUE $.01 PER SHARE
                        (Title of Class of Securities)


                                   422077107
                     (CUSIP Number of Class of Securities)

                                James A. Tholen
                           10780 Parkridge Boulevard
                                   Suite 200
                            Reston, Virginia  20191
                          Telephone:  (703) 259-5500
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                                   Copy to:
                             Donald L. Toker, Jr.
                               Hale and Dorr LLP
                              11951 Freedom Drive
                                  Suite 1400
                            Reston, Virginia  20190
                          Telephone:  (703) 654-7000
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                           CALCULATION OF FILING FEE

Transaction Valuation: Not Applicable      Amount of Filing Fee: Not Applicable

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


Amount previously paid:      Not applicable       Filing Party:   Not applicable

Form or registration No.:    Not applicable       Date Filed:     Not applicable


[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


Check the appropriate boxes below to designate any transactions to which the statement relates:


[X]   third-party tender offer subject to Rule 14d-1.

  [ ]   issuer tender offer subject to Rule 13e-4.

  [ ]   going-private transaction subject to Rule 13e-3.

  [ ]   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]


Item 12  EXHIBITS

(a)(1)(A) Text of Press Release issued by CareerBuilder, HeadHunter.net, Knight Ridder and Tribune Company on August 24, 2001.

(a)(1)(B) Text of conference call held by CareerBuilder, Knight Ridder and Tribune Company on August 24, 2001.

                                 EXHIBIT INDEX


(a)(1)(A) Text of Press Release issued by CareerBuilder, HeadHunter.net, Knight Ridder and Tribune Company on August 24, 2001.

(a)(1)(B) Text of conference call held by CareerBuilder, Knight Ridder and Tribune Company on August 24, 2001.